United Homes Group, Inc.

917 Chapin Road

Chapin, SC 29036

July 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

Office of Real Estate & Construction,

100 F Street, N.E.,

Washington, D.C. 20549

Attention: Pearlyne Paulemon

Re:     Acceleration Request for United Homes Group, Inc.

Registration Statement on Form S-3 (File No. 333-280404)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, United Homes Group, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-280404 (the “Registration Statement”) be accelerated so that it will become effective at 4:00 P.M., New York City time, on July 3, 2024, or as soon as practicable thereafter.

Please contact Andrew M. Tucker of Nelson Mullins Riley & Scarborough LLP via telephone at (202) 689-2987, or via email at andy.tucker@nelsonmullins.com with any questions and please notify him when this request for acceleration has been granted.

Sincerely,

United Homes Group, Inc.

/s/ Keith Feldman
Keith Feldman, Chief Financial Officer

cc:	Jack Micenko, United Homes Group, Inc.
Erin Reeves McGinnis, United Homes Group, Inc.
Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP